Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

October 15, 2014

Via Edgar

Pamela Long, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Entertainment Gaming Asia Inc. Registration Statement on Form S-1 Filed August 13, 2014 File No. 333-198099

Dear Ms. Long:

On behalf of our client, Entertainment Gaming Asia Inc., a Nevada corporation (the “Company”), we are responding to the staff’s comment letter to Steve Chow, Vice President- Legal of the Company, dated September 2, 2014. A responsive pre-effective Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (“Registration Statement”) has been filed concurrently herewith via Edgar.

The Company’s responses to the staff’s comment letter dated September 2, 2014 are set forth below and numbered in a manner that corresponds to the order of the comments contained in the staff’s letter.

1. The consent of Capstone Valuation Services, LLC has been filed as Exhibit 99.7 to the Registration Statement.

2. The tax opinion of Greenberg Traurig, LLP has been filed as Exhibit 8.1 to the Registration Statement. The section “Material U.S. Federal Income Tax Consequences” has been revised to reflect our provision of the tax opinion.

3. Please be advised that the initial request for confidential treatment was made by way of our letter to the Secretary of the SEC dated August 3, 2009 and the order was entered on March 4, 2010. Exhibit 10.8 is an amendment and restatement of the prior agreement with NagaWorld filed as Exhibit 10.6 and included the same redactions as Exhibit 10.6.  The Commission’s order granting confidential treatment covered a period ending October 1, 2014. The Company is not seeking further confidential treatment and complete copies of the NagaWorld agreements, with no redactions, are filed as Exhibits 10.6 and 10.8 to the Amendment No. 1.

4. We have provided the complete undertakings required by Item 512(a)(1)(ii) and Item 512 (a)(6) of Regulation S-K.

5. We have deleted the undertakings set forth in Item 512(i)(2) of Regulation S-K.

6. Please be advised that Mr. Andy Tsui is the principal financial officer of the Company and his signature line on page II-6 of the Registration Statement has been revised appropriately.

The Company has endeavored to fully respond to the staff's comments set forth in its letter dated September 2, 2014. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue

Daniel K. Donahue

Enclosure

cc: Entertainment Gaming Asia, Inc.

      Ernst & Young

      Capstone Valuation Services, LLC

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
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